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March 2, 2015

VIA COURIER AND EDGAR

Re:	Summit Materials, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 24, 2015
File No. 333-201058

Pamela Long, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Long:

On behalf of Summit Materials, Inc. (“Summit”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of Summit’s Class A common stock, marked to show changes from the Registration Statement filed on February 24, 2015. Amendment No. 3 has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated February 27, 2015, regarding the Registration Statement as well as the matters discussed in our

Securities and Exchange Commission	2	March 2, 2015

telephone conversation with the Staff on February 27, 2015. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by Summit.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 54 Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 56

1.	Please revise any footnote that includes an adjustment that is explained in a different footnote to include a cross-reference to the footnote with the explanation. For example, footnote (e) includes a $30.2 million adjustment to accumulated deficit that is explained in footnote (b). Please refer to comment 7 in our letter dated January 15, 2015.

Summit has revised pages 56, 57 and 58 to address the matters identified in the Staff’s comment.

2.	Please expand footnote (b) to clarify what the $30.2 adjustment to accumulated deficit is and how it was calculated. Please refer to comment 11 in our letter dated January 15, 2015.

Summit has revised footnote (b) on page 57 to address the matters identified in the Staff’s comment.

3.	Please expand footnote (e) to disclose the value of the two components comprising the redemption fees on the senior notes adjustment of $39.3 million that increases accumulated deficit. If a portion of the redemption fees is accrued and unpaid interest, please explain to us why there is not an adjustment to reduce the accrued interest.

Summit has revised footnote (e) on page 57 to address the matters identified in the Staff’s comment.

Index to Financial Statements, page F-1 (11) Income Taxes, page F-25

4.

We note that you have recognized net operating loss deferred tax assets of $7.1 million as of December 27, 2014, which have been offset by a valuation allowance of $2.5 million. Please help us understand how you determined that the remaining $4.6 million of deferred tax assets is realizable in light of the three

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years of cumulative losses by providing us with the detailed analysis of the positive and negative evidence management evaluated when concluding that $4.6 million of the net operation loss deferred tax assets is realizable. Please refer to ASC 740-10-30-16 – 740-10-30-25 for guidance.

In response to the Staff’s comment, and the telephone conversation with the Staff on February 27, 2015, in addition to the background information and analysis below, Summit has also revised page F-26 to provide the additional disclosure requested by the Staff. Summit respectfully notes that the $7.1 million net operating loss deferred tax asset resides at three tax paying subsidiaries within Summit’s structure. The following table and narrative provides information by entity.

(in millions, as of December 27, 2014)	Net Operating Loss	Valuation Allowance	Net Operating Loss, Net of Valuation Allowance
Summit Materials Corporations I, Inc.	$3.2	$—	$3.2
Summit Materials Finance Corp.	1.7	(1.7)	—
Bourbon Limestone Company	2.2	(0.8)	1.4

Summit Materials Corporations I, Inc.

Summit Materials Corporations I, Inc. has historically generated taxable income, but generated a taxable loss in 2014 solely as a result of Summit Finance Corp. being contributed to it as of May 20, 2014. As of December 27, 2014, Summit Materials Corporations I, Inc. had a net deferred tax liability primarily related to accelerated depreciation on property, plant and equipment (as discussed in Note 11 to the audited financial statements). Summit has not recognized a valuation allowance on the net operating loss due to the future reversal of the existing temporary differences. Summit respectfully notes that, in accordance with ASC 740-10-25-38, if existing deferred tax liabilities are expected to reverse within the carryforward period of the existing net operating loss carryforwards, then a valuation allowance is not appropriate. The carryforward period for the net operating losses is 20 years, and the book fixed asset life is generally less than 20 years. Therefore, Summit is not relying on the other sources of taxable income to support the realization of the deferred tax asset. Further, Summit’s management currently anticipates that Summit Materials Corporations I, Inc. will generate taxable income in 2015, consistent with pre-2014 periods.

Summit Materials Finance Corp.

As discussed above, Summit Materials Finance Corp. was contributed to Summit Materials Corporations I, Inc. as of May 20, 2014. The net operating loss generated prior to that date has been fully valued as the benefit is not expected to be realized due to limitations within the Internal Revenue Code on the use of net operating losses from entities merged into a consolidated group.

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Bourbon Limestone Company

Bourbon Limestone Company has historically generated taxable income. Its net operating losses were acquired through a merger with another entity effective December 28, 2013, rather than as a result of its operations. Summit’s management currently anticipates that Bourbon Limestone Company will generate taxable income in 2015 and beyond. In addition, Summit wishes to note that Bourbon Limestone Company was in a net deferred tax liability position as of December 27, 2014. However, Summit is recognizing a valuation allowance of $0.8 million due to an IRC Section 384 limitation on the ability of Bourbon Limestone Company to utilize a portion of the net operating losses that relate to the merger.

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Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Tracey Houser
Al Pavot

Summit Materials, Inc.
Thomas W. Hill
Brian J. Harris
Anne Lee Benedict

Simpson Thacher & Bartlett LLP
Edward P. Tolley III

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